Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

TPEM and JLR announce platform-sharing partnership to accelerate development of TPEM’s ‘premium pure electric’ series ‘Avinya’

Mumbai, November 2, 2023: Tata Passenger Electric Mobility Ltd (TPEM) and Jaguar Land Rover Plc (JLR), both 100% subsidiaries of Tata Motors Limited (TML), have entered into a Memorandum of Understanding (MoU) for the licensing of JLR’s Electrified Modular Architecture (EMA) platform for a royalty fee (including electrical architecture, electric drive unit, battery pack and manufacturing know-hows) for the development of TPEM’s ‘premium pure electric’ vehicles series ‘Avinya’ on the EMA platform. TPEM and JLR will also enter into an Engineering Services Agreement (ESA) to support TPEM’s change content requirements for the first vehicle development.

JLR’s EMA platform will underpin JLR’s next generation of ‘pure electric’ mid-sized SUVs for international markets, to be launched from 2025 onwards. The platform is optimised for native BEV proportions to maximise interior space, comfort and vision along with advanced electrical and electronic (E&E) architecture, connectivity, software and feature over the air capability. The EMA will have a highly integrated propulsion system (cell to pack battery technology, battery management and charging system) to deliver world class vehicle efficiency and range.

The ‘Avinya’ concept, first showcased in 2022, is an uncompromising vision of electric mobility that is engineered to provide class leading in-cabin experience with next generation connectivity, ADAS, performance, refinement and safety. Partnering with JLR on the EMA platform will make the ‘Avinya’ series of Premium Pure Electric vehicles, globally competitive and future proof.

Anand Kulkarni, Chief Product Officer and Head HV Programmes, TPEM, said, “Avinya stands for ‘Innovation’ and represents our vision for a new paradigm in personal mobility. Being built on an architecture that is equipped with the latest advances in new age technology, software and artificial intelligence, Avinya will spawn a new breed of world class EVs, with global standards in efficiency and range. We are delighted to collaborate on the EMA platform with JLR for actualizing this vision”.

Thomas Mueller, Executive Director, Product Engineering, JLR, said, “We are proud that JLR's world class engineering expertise, demonstrated by our EMA platform, will help accelerate TPEM's electrification journey. This partnership is a further example of great collaboration within the Tata Group, to share value, knowledge and deliver synergies”.

The access to JLR’s EMA platform, will help accelerate TPEM’s entry into the high-end EV segment while reducing development cycle time and costs. JLR’s advanced E&E architecture is capable of going to L2+ autonomy with all advanced connectivity, comfort and convenience features. Further, it will accelerate TPEM’s adoption of Software Over the Air (SOTA), Features Over the Air (FOTA), safety (5-star EuroNCAP) and ultrafast charging technologies for high performance vehicles. Developed to global standards, EMA provides TPEM a strong architecture to deliver Avinya to global standards of product efficiency and range.

As part of this knowledge, skills and manufacturing process transfer, over 200 new jobs are expected to be created in the UK. Tata’s much acclaimed mid SUVs Harrier and Safari top hats were developed off JLR’s D8 platform. The partnership on the EMA for a full vehicle development program represents a significant step up in the level of collaboration and synergies between Tata Group entities.

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About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

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Media Contact Information:

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